Exhibit 99.1

FOR IMMEDIATE RELEASE

SILICOM ANNOUNCES $1.00/SHARE
DIVIDEND IN RESPECT OF ITS 2013 RESULTS

KFAR SAVA, Israel—March 18, 2014, - Silicom Ltd. (NASDAQ and TASE: SILC) today announced that its Board of Directors has declared a cash dividend in the amount of US $1.00 per share in respect of its 2013 results, representing an aggregate distribution of approximately US $7.2 million. The dividend will be paid on April 17, 2014 to all shareholders of record at the close of the NASDAQ Global Select Market on April 3, 2014.

“We are pleased to announce our second yearly dividend, a step we are taking to directly share our success with, and create additional value for, our shareholders,” stated Shaike Orbach, Silicom’s President and CEO. “The declaration of this dividend is in accordance with the dividend policy that we announced in January 2013 and follows the completion of another outstanding year for Silicom, which has enabled us to maintain a strong cash balance while continuing to expand the business.”

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About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to increase data center efficiency, Silicom’s solutions dramatically improve the throughput and availability of networking appliances and other server-based systems.

Silicom’s products are used by a large and growing base of OEM customers, many of whom are market leaders, as performance-boosting solutions for their offerings in the Application Delivery, WAN Optimization, Security and other mission-critical segments within the fast-growing virtualization, cloud computing and big data markets. Silicom’s product portfolio includes multi-port 1/10 Gigabit Ethernet server adapters, Intelligent Bypass solutions, Encryption accelerators and a variety of innovative Smart adapters. These products are available for incorporation directly into our OEM customers' systems, or provided as part of Silicom’s patented SETAC (Server To Appliance Converter), a unique approach to the provision of high quality standard platforms with modular front connectivity.

For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company's control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact: EranGilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor relations contact: Kenny Green / Ehud Helft CCG Israel Investor Relations Tel: +1 646 201 9246 E-mail : silicom@ccgisrael.com